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                                                                    THE HARTFORD

August 14, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re:    Hartford Life and Annuity Insurance Company (the "Company")
       Hartford Life and Annuity Insurance Company Separate Account Seven (the "Registrant")
       Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (the "Registration Stateement") File No. 333-159547

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Company, on its own behalf and on behalf of the Registrant, and the principal underwriter hereby request that the above referenced Registration Statement electronically filed via EDGAR on August 14, 2009 be accelerated and declared effective on August 14, 2009 or as soon thereafter as is reasonable practicable.

Hartford Life and Annuity Insurance Company

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
By:    John C. Walters                      By:    /s/ Richard J Wirth
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       John C. Walters, Chief Executive            Richard J. Wirth,
       Officer, President and Chairman of          Attorney-in-fact
       the Board
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Hartford Securities Distribtuion Company, Inc.

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
By:    Richard E. Cady
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       Richard E. Cady, Assistant Vice
       President
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